UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2011

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No     X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2011

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. The Norinchukin Bank

Subscription to Mitsubishi UFJ NICOS Capital Increase

through Allotment to Existing Shareholders

Tokyo, February 24, 2011 — Mitsubishi UFJ Financial Group, Inc. (MUFG) and The Norinchukin Bank (Norinchukin) today decided to subscribe to an increase in the capital of Mitsubishi UFJ NICOS Co., Ltd. (MUN) through allotment to existing shareholders, and a share subscription agreement between MUFG, Norinchukin and MUN has been signed.

1. Objective

MUFG and Norinchukin consider the credit card business to be an area in which sustained growth can be expected, due to increasing customer needs and the use of credit cards for payments and settlements in a broader range of areas. Consequently, we have for some time been pursuing initiatives to strengthen the operating foundations of MUN, which has the largest level of cardholders and affiliate merchant network in Japan.

MUN has formulated a new medium-term business plan, which mainly focuses on MUN’s core business strength and further cost structure reform, aiming to appropriately seize the growing credit card market as an opportunity and further enhance business competitiveness. In order to ensure the sound implementation of this new medium-term business plan and strengthen MUN’s financial position, MUFG and Norinchukin have agreed to subscribe for new shares of common stock of MUN through allotment to existing shareholders.

MUFG and Norinchukin believe that this capital increase will allow MUN to implement strategic investments in its credit card business and to reform its cost structure, and provide more user-friendly products, services and payment and settlement infrastructure to a wide range of customers.

2. Overview of capital increase through allotment to existing shareholders

(1) Description and number of shares offered	653,594,771 shares of common stock

(2) Amount to be paid for shares offered (issue price)	¥153 per share

(3) Total amount to be paid for shares offered	Approx. ¥100 billion

(4) Payment date	March 30, 2011

(5) Amount of increase in capital and capital reserve	Capital: approx. ¥50 billion; Capital reserve: approx. ¥50 billion

(6) Allottees and number of shares to be allotted (planned)

MUFG: 555,451,666 shares (approx. 85%)

Norinchukin: 98,143,104 shares (approx. 15%)

(Of the shares to be offered for subscription, based on Article 202-2 of Japan’s Financial Instruments and Exchange Act, one share shall be discarded and not allocated)

Note: Subject to completion of the relevant procedures, at the same time as the capital increase through allotment to existing shareholders (this capital increase), MUN will reduce its capital and capital reserve (reduction in capital). There will be no change to MUN’s capital or capital reserve as a result of this capital increase and reduction in capital.

3. Overview of MUN

(1) Company name	Mitsubishi UFJ NICOS Co., Ltd.

(2) Address	33-5, Hongo, 3-chome, Bunkyo-ku, Tokyo

(3) Name and title of representative	Sohei Sasaki, President and Representative Director

(4) Main business	Credit card business, loan card business, credit guarantee business, collection agency business, etc.

(5) Capital	¥109,312 million

(6) Date of establishment	June 7, 1951

(7) Shareholders and ownership interest	Mitsubishi UFJ Financial Group, Inc. The Norinchukin Bank	85% 15%

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Contacts:
Mitsubishi UFJ Financial Group	Public Relations Division	Tel. 81-3-3240-7651
The Norinchukin Bank	Public Relations Division	Tel. 81-3-5222-2017